UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

HarbourVest Private Investments Fund

(Name of Filing Person(s) (Issuer))

Class A Shares

(Title of Class of Securities)

41166N103

(CUSIP Number of Class of Securities)

Class D Shares

(Title of Class of Securities)

41166N202

(CUSIP Number of Class of Securities)

Class I Shares

(Title of Class of Securities)

41166N301

(CUSIP Number of Class of Securities)

Monique Austin

One Lincoln Street

Suite 1700

Boston, MA 02111

617-348-3707

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Rajib Chanda

Ryan P. Brizek

Matthew C. Micklavzina

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

August 17, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 17, 2026, by HarbourVest Private Investments Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of the Fund (“Shares”) in an aggregate amount up to approximately 5.00% of the net assets of the Fund as of June 30, 2026 (or $34,112,584.36) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Form of Letter of Transmittal were previously filed as Exhibits B and C, respectively, to the Statement on August 17, 2026.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on September 16, 2026.

2.	No Shares were validly tendered prior to the expiration of the Offer. Accordingly, the Fund will not purchase any Shares pursuant to the Offer.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

Item 12. Exhibits.

107	Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HARBOURVEST PRIVATE INVESTMENTS FUND

By:	/s/ Daniel Chisholm
Name:	Daniel Chisholm
Title:	Chief Legal Officer and Secretary

September 22, 2026